









INVEST IN **PIT LIQUOR**

Strong + Completely Sustainable Deodorant Powered by Overproof Whiskey and Vodka

Pit Liquor
deodorant

pitliquor.com Fort Collins CO

Retail | Manufacturing | Female Founder | Beauty | Lifestyle

Highlights

1. $1.2mm Revenue LY; 50% YOY Growth
2. Q4 77% YOY Growth
3. Category Growth 14+%
4. 38,000+ Email Subscribers
5. Recently passed 1 million site visits
6. 60,000 customers
7. 1500 5-Star Reviews
8. Sustainable Model

Our Team

Our Team

Erica L Feucht CEO

Won TrueSpace award for Endurance among large cohort of CEOs. Erica led the company to recognition like BBB Spark Award and 2021 CCTW award while attaining strong growth YOY. Maintained supply chain stability thru 2020. Raised $535K on WeFunder.

We're outside-the-box thinkers. "Conventional" isn't in our vocabulary. We are so over the BS of the industrial health & beauty industry. Pit Liquor is a revolution. For the planet, for the people, for tomorrow, we are fighting back. Booze is the best thing to ever happen to deodorant. Just ask an outdoorsman or a thespian or pirates from 1803.



Jason Feucht Head of Innovation

Formulated Pit Liquor, the most differentiated, effective, natural deodorant. Jason led the IT department at Automation X. Maintained financial and sales software and developed multi-million dollar integrations with multinational corporations.



Henry Mouton COO

Spearheaded operations, HR, and finance at Motherlove Herbal Company during exciting time of growth. Both PL & ML received CCTW awards during Henry's tenure. Scaled Rio Grande Mexican Restaurant from a single location to 8, across multiple states.



Carter Nance CMO

Award-winning marketing leader who led the launch of Coke Zero and brand turnarounds at Domino's Pizza and Wells Fargo. Advisor and Investor in multiple CPG and Spirits companies. Recent exit as a strategic advisor to a Cannabis startup.



Shena Lee Creative Director

E-commerce, branding, and merchandising wizard. Employee #2 at DTC TomboyX, helping them grow from 1M to 20M revenue in 4 years. At Pit Liquor played a key role in orchestrating the most successful day, week, and month of sales in company history.



Melanie Allen Director, Social Media

Melanie has a long history as a successful blogger and understands the inner workings of social media intricately. She brings polish, zest, and finesse to our social media work while taking a full-stack approach to making our presence known.



Neil Riddell Brand Development & CEO @ Noun Ventures

As an EVP at CP+B (Ad Age's "Agency of the Decade") and CEO at Noun, Neil has spearheaded the creation of many successful brands including Angel's Envy Bourbon, Papa's Pilar Rum, Treaty Oak Whiskey, TomboyX, and Protein Puck.



Mason Pereira Brand Development @ Noun Ventures

Mason is an experienced brand builder with deep e-commerce knowledge. Throughout his career, he has helped shape brands in the CPG and D2C space including TomboyX, Protein Puck, and Pop! Gourmet.



David Berry Media Advisor and COO @ DB Dynamo

David Berry founded his agency in 2016, after leading digital strategy including MetLife, Dunkin' Donuts and Nissan. Under his leadership, his partners have been featured in AdAge, Good Morning America, and The Today Show.



Michaelangelo Moran Advisor and Co-Founder @ GoJek

Michaelangelo co-founded GO-JEK, an app with over 190M downloads and the first Indonesian decacorn company. Additionally, he co-founded 4 other startups in Tech, Fashion, and Design. He was the lead investor in our first Wefunder raise.



Bud Michael Advisor and Managing Partner @ TrueSpace

Bud has 43 years of experience at industry-leading product companies including Intel, Tandem, Sequent Computers, and KANA Software. Bud has been CEO at five tech and data services companies, steering the growth and eventual sale of three of them.

The Opportunity





Pit Liquor is an all-natural super-effective deodorant that happens to be powered by overproof spirits. If this is your first time hearing about us, here are the Cliff's Notes: four years ago as a mom-to-be, Erica Feucht set out to find an all-natural deodorant that would work well, and not harm her or her baby.

Cut to the chase, she couldn't find one - so her husband, Jason, who is a materials scientist, made one for her. Inspired by the bacteria-killing qualities in hand sanitizer, his formulation used overproof whiskey, a safer, more natural source of alcohol. For the scent component, he combined the spirits with essential oils and teas and Pit Liquor was born.

Since then we've built a business. And business is booming.



PROBLEM PART 1:

Deodorant customers
are stuck between a
rock and a hard place.

CONVENTIONAL DEODORANTS → **EFFECTIVE, BUT TOXIC**

NATURAL DEODORANTS → **INEFFECTIVE, BUT HEALTHIER**

Our Value Proposition is simple and born from two key problems that we solve in the category.



PROBLEM PART 2:

Bacteria creates
body odor, but
natural deodorants
don't effectively
kill bacteria...
they just mask
the stench.




OUR SOLUTION:

Leverage the
antibacterial
properties of
alcoholic spirits to
create an organic
deodorant that is
remarkably effective.





I was not prepared for how **AMAZING** this smells.

— Dana, Pit Liquor Reviewer

The combination of ingredients has created a product that people love as much for its efficacy as its scents.

Our customers aren't just "all-natural" types. The brand pulls in people across the cultural spectrum because of our spirits-base, our name and because, yeah, the stuff works really well.

OUR FORMULATIONS

(P.S. It doesn't make you smell like booze.)

  

COCONUT RUM WITH LIME

Ingredients: Coconut Vodka, Rum, Lime Oil, Gentian Root, Sea Salt, Arrowroot

WHISKEY LAVENDER

Ingredients: Vodka, Whiskey, Dried Lavender, Lavender Essential Oil, Greek Mountain Tea, Sea Buckthorn, Gotu Kola, Umckaloabo, Elderflower, Gentian Root, Sea Salt, Arrowroot

WHISKEY VANILLA

Ingredients: Vodka, Whiskey, Vanilla Essential Oil, Greek Mountain Tea, Sea Buckthorn, Gotu Kola, Umckaloabo, Elderflower, Gentian Root, Sea Salt, Arrowroot

  

WHISKEY BLACK PEPPER

Ingredients: Vodka, Whiskey, Cloves, Black Peppercorns, Black Pepper Oil, Greek Mountain Tea, Sea Buckthorn, Gotu Kola, Umckaloabo, Elderflower, Gentian Root, Sea Salt, Arrowroot

WHISKEY PINEAPPLE

Ingredients: Vodka, Whiskey, Pineapple Extract, Greek Mountain Tea, Sea Buckthorn, Gotu Kola, Umckaloabo, Elderflower, Gentian Root, Sea Salt, Arrowroot

WHISKEY CEDARWOOD

Ingredients: Vodka, Whiskey, Cedarwood Essential Oil, Greek Mountain Tea, Sea Buckthorn, Gotu Kola, Umckaloabo, Elderflower, Gentian Root, Sea Salt, Arrowroot

The whiskey and other spirits in Pit Liquor are there for bacteria-killing, not scent. Like hand sanitizer, the alcohol smell and liquid dissipates quickly. The added arrowroot and herbs provide stink-killing longevity, while the essential oils remain to do the "Ohhh you smell good" stuff.

Our core scented varieties are gender-neutral and each has its own legion of fans. Additionally, we offer two unscented variations for those who want to remain in stealth-mode.

LIMITED EDITIONS

Additional Growth Engine

  

COMING SOON

TWISTED PINE + PEPPERMINT	GRAPEFRUIT + JUNIPER	ROSES + CHAMPAGNE	SANDALWOOD + NEROLI
DEC 2021 - JAN 2022	JAN - FEB 2022	FEB 2022	MAR 2022

Beyond our core variants, we offer Limited Editions 8-10 times a year. Limiteds are an important component of sales - they currently drive 30% of our business. We can typically double or triple our average daily sales with an email blast to our subscription list announcing new Limiteds or a "last call." We are continuing to refine our strategy so that we can create even more scarcity and news around these products.



UNDERLYING MAGIC

✓ Patent Pending
✓ Organic Ingredients
✓ Few Natural Spray Deodorants
✓ Regulated like Hand Sanitizer
✓ Environmentally Friendly
✓ Cruelty Free
✓ Vegan

Below the surface, there are key attributes that align with the modern marketplace.

PEOPLE LOVE PIT LIQUOR
★★★★★ 1,500+ 5 STAR REVIEWS

★★★★★	★★★★★	★★★★★	★★★★★
LOVE IT!	BEST. DEODORANT. EVER!	I WAS SKEPTICAL, BUT I WAS WRONG	A MUST HAVE!
Stephanie on Jun 14, 2021	Abby on Jun 02, 2021	Emma on Mar 28, 2021	SARA McCoy on Apr 19, 2021





It all adds up to a devoted, uncommonly passionate user base that grows each day. People don't just like Pit Liquor, they LOVE Pit Liquor. We maintain a VIP board on Facebook and have a specific VIP email and SMS list to remain connected.

ACCELERATION FROM MARKET SHIFTS


Google
are deodorants
are deodorants safe
are deodorants allowed on airplanes
are deodorants with aluminum bad for you
are deodorants toxic
are deodorants and antiperspirants the same thing
are deodorants fda approved
are deodorants recyclable
are deodorants dangerous
are deodorants and antiperspirants safe
are deodorants allowed in check in luggage
Google Search
I'm Feeling Lucky

The deodorant category has been changing dramatically since COVID. As expected, category sales slowed with people staying at home, but growth is accelerating as things return to normal.

Consumers are becoming more discerning about their choices - P&G quietly announced a recall of Old Spice and Secret sprays because they contained Benzene, a carcinogenic compound. It was yet another catalyst for growing awareness of better-for-you products in the category.

Another trend in our favor - sales of stick deodorants in the U.S. are declining as innovation shifts towards sprays.

INNOVATIVE POSITIONING IN FASTEST GROWING SEGMENT OF MASSIVE DEODORANT CATEGORY


NORTH AMERICAN DEODORANT MARKET
$5.7BN
GLOBAL ORGANIC DEODORANT MARKET
$159MM
N. AMERICAN TOTAL
GLOBAL ORGANIC
4.33% CAGR
14.1% CAGR
The natural deodorant segment is poised to lead growth in the total category as consumers continue to seek out better-for-you options.

OUR BUSINESS

Strong Growth and Strong Margins


SALES CHANNEL MIX
E-commerce : Brick and Mortar Sales
99% : 1%
REVENUE (2018-2022)
2.5X YOY Average Sales Increase Since 2018
$2M
$1.5M
$1M
$0.5M
$0
2018
2019
2020
2021
2022*

*2022 Revenue Forecast based off current run rate and seasonal buying patterns

Forward-looking projections cannot be guaranteed.

PROFITABILITY BY PRODUCT

Top-selling 100ml Bottles

PRODUCT (100 ML)	MSRP	WHOLESALE	COGS	GROSS MARGIN (RETAIL)	GROSS MARGIN (WHOLESALE)
COCONUT RUM WITH LIME	24	10	4.16	82.67%	58.40%
WHISKEY BLACK PEPPER	24	10	2.98	87.58%	70.20%
WHISKEY LAVENDER	24	10	3.05	87.29%	69.50%
WHISKEY VANILLA	24	10	3.11	87.04%	68.90%

WHISKEY CEDARWOOD	24	10	3.05	87.29%	69.50%
				86.38% AVG. MARGIN	67.30% AVG. MARGIN

We are well-positioned in the category and have generous margins to drive profit.



What exactly is natural? A number of our competitors claim to be all-natural but include a laundry list of questionable ingredients. Many contain baking soda which in theory is natural, but in practice causes rashes in many users. Part of our job in marketing will be to continue to point out our unique and truly all-natural properties.



Over the last six months, we've worked hard to create a more effective marketing mousetrap, adding SMS and other new sales channels, optimizing the site and shoring up the UX for our subscription program. And we're not done. We have a list of action items ready to go as resources grow.



Our marketing team has taken a sophisticated approach to positioning the brand for future growth. We are benchmarking ourselves against top CPG brands such as Dollar Shave Club and Liquid Death. We will have consistent and targeted brand messaging across all touchpoints to build affinity and enrich the customer experience. We are not only selling a killer product, but doing it in a way that will build loyalty and a cult following.



BRAND PLATFORM

VISION:
Catalyze the movement to bring down
the faux health & wellness industrial complex.

MISSION:
Prove toxic chemicals have no place on our bodies.

POSITION:
We use overproof liquor to kill the bacteria
that causes body odor.

TENSION:
I use "better for you" solutions when they work.
Unfortunately not many do.



PIT LIQUOR KILLS BACTERIA LIKE AN ALL-NATURAL NUKE—
WITH OVERPROOF SPIRITS AND GOOD 'OL AMERICAN GUMPTION.

WE HOLD UP THE ONE IN THE MIDDLE TO THE FAUX HEALTH & BEAUTY INDUSTRIAL COMPLEX.

OUR USERS ARE QUIET REVOLUTIONARIES—HIPPIES, HUNTERS, COWGIRLS AND CROSSFITTERS
EACH VOTING WITH THEIR WALLETS TO GET TOXIC CHEMICALS
OUT OF THEIR BATHROOMS AND OFF THEIR BODIES.

NO BO. NO BS.



UNCOMPROMISING   UNCONVENTIONAL   UNAPOLOGETIC

NOUN VENTURES - VISUAL IDENTITY REBRAND

Noun Ventures Strategy & Design Group is currently engaged on
a complete brand + packaging overhaul. Relaunch late Spring 2022.



CASE STUDY:
ANGEL'S ENVY



CASE STUDY:
PAPA'S PILAR



CASE STUDY:
TOMBOYX



CASE STUDY:
GOLD HANDLE

We are partnering with Noun Ventures to re-design all aspects of our visual identity including our core packaging. Noun's Founder, Neil Riddell, has created highly successful brands including Angel's Envy Bourbon which was acquired by Bacardi for $150 million. As always, Neil's team will start with in-depth research to help uncover powerful consumer and brand truths that the team will use to inform creative output for years to come.



WE'RE JUST BEGINNING

Armpits aren't the only parts of the body that Pit Liquor can address. It's effective used on the face as an aftershave, on the feet (or shoes) as an odor-killer, and on other areas down South.

We can elect to broaden Pit Liquor usage through consumer education or extend the line with sub-brands that have the same irreverent naming as "Pit Liquor." Imagine the thumb-stopping power of "Foot Liquor" or "Butt Liquor."

Why WeFunder

We chose WeFunder because we didn't want to go the VC route. We feel this next step of growth should be shared with customers and smaller investors who share our vision. In short, we believe in democratizing investment.

We invite you to join us on this journey and participate in the final public offering of equity in Pit Liquor. We are raising our final round at a $7.5M valuation and an early bird discount valuation of $7M.

Our growth timeline remains aggressive but we are pivoting to a more self-sustaining model to eliminate unnecessary risk and eliminate our debt burden. Our favorable margins allow for profitable scaling, and with the addition of this WeFunder investment, the transition will make the company stronger for the long haul. With our last raise, Pit Liquor grew revenue by 50%.

Our Final Raise

THIS IS OUR FINAL RAISE

Our Growth Strategy is focused on Optimizing Digital Growth and Expanding to Retail.



DIGITAL GROWTH

Fuel the fire of D2C growth with larger media budget for Facebook/ Instagram, Amazon, and proprietary database.



BRICK & MORTAR

Establish wholesale presence in alt. channels (i.e. Spas, Gyms, Hotels) and kickstart growth in US grocery by starting local.



SUBSCRIPTION

Generate streamlined digital funnel to drive subscriptions in effort to increase AOV, improve forecastable recurring revenue.

FINANCIAL FORECAST
2021–2024*



2023 Revenue Forecast based off current controls and renewal buying patterns

Forward-looking projections cannot be guaranteed.

Our next stage of growth will come from focusing in several ways:

1) We will continue to fund paid media but given the rising CPM's on Facebook and Google, we will increasingly leverage owned channels including subscriptions, SMS, and email lists - all of which grew significantly last year.

2) We will focus on 2-3 consumer segments and serve them consistently. Whether it's yoga patrons or CrossFitters, we intend to fully immerse ourselves within their communities to understand their needs and speak their language. We will do product sampling events and take their feedback forward into innovation and messaging.

3) We will begin pushing further into wholesale. For a product such as ours, TRYING is believing. Seeing it on the shelf, holding it, & sampling it are proven ways to convert. We are going to put some muscle into getting bottles in hands, especially in Colorado, and model our learnings in new markets. In conjunction with sampling efforts we will localize our paid marketing efforts to feel BIG in key markets with the goal of influencing more retailers to take us on and ensure the success of current partners.

A look-forward

PRECEDENT TRANSACTIONS

Personal Care is Red Hot, with a Large Number of Potential Buyers.

DATE	ACQUIRER	TARGET	DEAL
07/14/2017	BOWERY	method	$200M
11/15/2017	P&G	NATIVE	$100M
12/14/2017	Unilever	schmidt's	$100M
06/10/2019	Unilever	TATCHA	$500M
12/13/2021	HARRY'S	Lume	$150M

MOMENTUM

IN THE PAST 3 MONTHS WE ACHIEVED:

HIGHEST REVENUE DAY EVER - $16,374

HIGHEST REVENUE WEEK EVER - $46,462

HIGHEST REVENUE MONTH EVER - $134,232 (94% INCREASE VS PRIOR)

RAISED PRICING ACROSS OUR ENTIRE PRODUCT LINE WITH NO PUSHBACK



THE PROOF IS IN THE PITS

✓ 86% gross profit margin
✓ 2.5x YOY average sales increase
✓ Patent Protection + Trademarks
✓ Woman-led, Well-rounded Team
✓ Differentiation in Fast Growing Category
✓ 99%/1% Ecommerce to Retail mix
✓ Simple, Clear Plan for Growth

We have the product and vision, and soon we'll have the branding, packaging, and wholesale relationships we need to become a household brand. Our recent momentum shows we are just getting started.

Thanks for tuning in. We hope you will join us in this next phase of growth. Click "Watch for Updates" in the bar to the right to stay in the know.

